UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 November 2010
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH increases holding in Bauking, Germany to 98%

N      E      W      S                R      E      L      E      A      S      E

9 November 2010

CRH increases holding in German Distribution business to 98%

CRH plc, the international building materials group, announces that it has reached agreement to acquire an additional 50% of the Bauking distribution business in Germany for a total consideration of €126 million, including the Group's incremental share of net debt assumed at closing.

CRH acquired its initial 48% joint venture share in Bauking, the leading builders merchant and DIY operator in northern Germany, in December 2005. The business, which has grown organically and through acquisitions, now has a total of 128 branches and generated EBITDA of €35 million on sales of €747 million in 2009. The purchase of an additional 50% of Bauking, which is expected to be completed before year-end, will greatly strengthen CRH's existing position in Germany, the largest construction market in Europe, providing an excellent platform for further growth and expanding the Group's exposure to the important repair, maintenance and improvement (RMI) construction sector.

Myles Lee, Chief Executive of CRH, commented:

"We are delighted to take control of our successful Bauking joint venture in Germany. This transaction will bring our total German distribution sales to €0.85 billion in a fragmented market with significant expansion potential. The buyout is very much in keeping with our European Distribution strategy of investing in profitable businesses and attractive regions and strengthens our existing position as the third largest Building Materials distributor in Western Europe."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee           Chief Executive            Éimear O'Flynn     Head of Investor Relations
Maeve Carton    Finance Director          Rossa McCann     Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director